1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

JONATHAN GAINES
jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

February 24, 2023

VIA EDGAR

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Fidelity Multi-Strategy Credit Fund (the “Fund”)

File Nos. 333-267816, 811-23831

Dear Mr. Bellacicco:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated November 10, 2022, regarding the Fund’s submission of an initial registration statement on Form N-2 that was filed with the SEC on October 11, 2022 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

GENERAL

1.	Comment: Please tell us if the Fund has presented any test-the-waters materials to potential investors in connection with these offerings. If so, the Staff will request these materials for review.

Response: The Fund confirms that it has not presented any “test-the-water” materials to potential investors in connection with this offering.

PROSPECTUS

Cover Page — Interval Fund

2.

Comment: Please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund’s initial repurchase offer. Please also include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and attendant risks. See Guide 10 to Form N-2.

Response: The disclosure has been revised accordingly.

Cover Page — Principal Investment Strategies

3.	Comment: This paragraph notes that the Fund “may invest in additional types of Credit Instruments and strategies in the future.” Please clarify what these instruments may include.

Response: The Fund has not identified any specific other instruments at this time but may do so in the future. To the extent the Fund invests in such instruments as part of its principal investment strategy, it will amend its disclosure in accordance with applicable rules, including Rule 424. Accordingly, the Fund respectfully submits that no disclosure revision is necessary in response to this comment.

4.	Comment: This paragraph notes that the Fund may invest in below investment-grade credit instruments. Please disclose which ratings the Fund considers to be below investment grade.

Response: The disclosure has been revised accordingly.

5.

Comment: The Staff notes that the Fund will utilize leverage. Please include a brief discussion of the leverage the Fund intends to utilize and add a cross reference to the prospectus discussion regarding risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Response: The disclosure has been revised accordingly.

Cover Page — Unlisted Closed-End Fund

6.	Comment: With respect to the bolded bullet-point disclosure on the cover, please:

a.	add disclosure stating that an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame;

b.

revise the fifth bullet point to state that an investor also will pay offering expenses of up to [ ]% on the amounts it invests and if you pay the maximum aggregate percentage for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses; and

c.	revise the seventh bullet point to indicate that distributions may also be funded by amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The disclosure has been revised accordingly.

Cover Page — Securities Offered

7. Comment: The third paragraph of this section notes that the Fund and the Adviser have applied for multi-class exemptive relief. Please note that if the Fund plans to commence the offering before the requested relief is granted, it may offer only a single class to the public and the prospectus must clearly disclose that other classes presented are not available to the public.

Response: The Fund acknowledges the Staff’s comment and confirms that if the offering commences before the requested relief is granted, the Fund will only offer a single class to the public and the prospectus will clearly disclose that other classes presented are not available to the public.

Page 1 — INVESTMENT OPPORTUNITIES AND STRATEGIES

8.	Comment: The first paragraph of this section refers to investments in privately originated reverse inquiry credit solutions. Please explain what these are in plain English.

Response: The disclosure has been revised accordingly.

9.

Comment: The final paragraph on this page states that “The Fund normally will invest in a number of different countries.” Please clarify whether the Fund plans to focus on any specific area or geographic region with respect to such investments.

Response: The Fund confirms that it does not plan to focus on any specific area or geographic region with respect to such investments.

Page 2 — Private Credit

10.

Comment: The disclosure in the first paragraph of this section indicates that the Fund will seek to originate loans. With respect to loan origination, please discuss, in an appropriate section of the prospectus:

a.

any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;

b.	the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

c.	the underwriting standards for these loans;

d.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

e.	any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response:

a.	The disclosure has been revised accordingly.

b.	The Fund believes the current disclosure sufficiently describes the Fund’s loan selection process. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

c.	The Fund believes the current disclosure sufficiently describes the Fund’s underwriting standards. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.	The disclosure has been revised accordingly.

e.	The disclosure has been revised accordingly.

11.

Comment: In originating loans, please explain whether the Fund or another Fidelity-related entity plans to offer a lending platform. To the extent the platform will be offered by an affiliate of the Fund or an affiliate of an affiliate, please supplementally explain why originating loans in which the Fund invests does not give rise to affiliated transaction concerns under Section 17 of the 1940 Act.

Response: The Fund expects to enter into co-investment transactions with affiliates to the extent permitted by the 1940 Act and subject to the conditions of the exemptive order granted by the SEC to the Adviser and others. The Fund does not intend to offer a lending platform.

Page 4 — Other Investment Strategies

12.

Comment: The disclosure in this section notes that the Fund may invest in “mutual funds, ETFs, business development companies or other types of investment companies.” Please clarify in which “other types of investment companies” the Fund may invest.

Response: The references to “other types of investment companies” have been deleted.

Pages 13-14 — RISK FACTORS

13.

Comment: The principal investment strategy discussion refers to investments in preferred equity as well as in other investment companies. Please include appropriate disclosure summarizing the risks of such investments here.

Response: The disclosure has been revised accordingly.

Page 15 — SUMMARY OF FEES AND EXPENSES

14.

Comment: The principal investment strategy states that the Fund may invest in other investment companies. If the acquired fund fees and expenses (“AFFE”) of such investments will exceed 0.01%, please include AFFE as a separate line item in the fee table. See Instr. 10.a. to Item 3.1 of Form N-2.

Response: The disclosure has been revised accordingly.

15.

Comment: The principal investment strategy also indicates that the Fund may engage in short sales. Please confirm that the “Other Expenses” line item of the fee table includes dividends paid on stocks sold short.

Response: The Fund confirms that estimated dividends paid on stocks sold short, if any, are included in the “Other Expenses” line item in the fee table.

Page 18 — THE ADVISER

16.	Comment: The second paragraph on this page provides the Adviser’s assets under management as of December 31, 2021. Please provide this figure as of a more recent date.

Response: The disclosure has been revised accordingly.

Page 20 — Investment Objective

17.	Comment: Please disclose here that the Fund’s investment objective may be changed without a shareholder vote. See Item 8.2.a of Form N-2.

Response: The disclosure has been revised accordingly.

Page 27 — Market Risk

18.

Comment: The first paragraph on this page refers to the Fund providing managerial assistance to issuers. Please confirm that this statement is correct and, if so, please discuss in an appropriate section of the prospectus what such managerial assistance will entail.

Response: The referenced disclosure has been deleted.

Page 39 — Convertible Securities

19.

Comment: The Staff notes that Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response: The Fund does not expect to invest in contingent convertible securities.

Page 44 — Exposure to Foreign Markets

20.

Comment: The disclosure for this risk begins by stating “While the Fund does not expect to invest in securities of issuers located in foreign markets as a principal investment strategy . . . .” However, this statement appears inconsistent with the investment strategy disclosure on page four, which discusses hedging the Fund’s foreign currency risk, and page five, which discusses investments in foreign instruments. Please (a) clarify in the strategy section that investments in issuers located in foreign markets will not be a part of the Fund’s principal investment strategy; or (b) revise the language in this risk disclosure, as appropriate.

Response: The risk disclosure has been revised accordingly.

Page 54 — Payment-in-Kind (“PIK”) Interest Risk

21.	Comment: Please disclose that the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

Response: The disclosure has been revised accordingly.

Page 56 — Senior Management Personnel of the Adviser

22.

Comment: The final sentence of this section refers to the Fund “or its subsidiaries.” Please include, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets. A subsidiary is “primarily controlled” by a fund when (a) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered fund’s control of the unregistered entity is greater than that of any other person.

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

b.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

c.

Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

e.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

f.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund does not currently have any subsidiaries but may form one or more subsidiaries in the future.

a.

The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any subsidiary it may form in the future. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

b.

The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

c.

The Fund acknowledges the Staff’s comments and notes that it does not expect that any subsidiary will be party to an investment advisory contract. Furthermore, any subsidiary the Fund may form would not be a registered investment company under the 1940 Act and therefore would not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.

The Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to any subsidiary that it may form. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.

The principal investment strategies and principal risks already disclosed in the Registration Statement would appropriately reflect the aggregate operations of the Fund and any subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

f.	The Fund confirms that the financial statements of any primarily controlled subsidiary will be consolidated with those of the Fund.

g.

The Fund confirms that any primarily controlled subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

23.	Comment: In addition, if the Fund’s subsidiaries will be wholly-owned:

a.

Please confirm that the subsidiary’s management fee (including any performance fee) will be included in the “Management Fees” line item, and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” line item, in the Fund’s fee table.

b.

If the Fund will invest only through wholly-owned subsidiaries, please disclose, if accurate, that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response:

a.

The Fund confirms that the subsidiary’s management fee, if any, will be included will be included in the “Management Fees” line item, and the wholly-owned subsidiary’s expenses, if any, will be included in “Other Expenses” line item, in the Fund’s fee table. The Fund also notes that the subsidiary’s management fee will not be duplicative of the Fund’s management fee in any case.

b.	The disclosure has been revised accordingly.

Page 56 — The Adviser’s Incentive Fee Risk

24.

Comment: The second sentence of this risk notes that “the Fund may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.”

However, the disclosure on pages six and 69 indicate that this incentive fee is subject to a hurdle rate. If the value of the Fund’s portfolio were to decline or if the Fund were to incur a net loss for the quarter, then it appears that the Fund would not reach the hurdle rate and the Adviser would not be eligible for the incentive fee. Please revise the disclosure to reconcile this inconsistency.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund notes that the incentive fee is charged based on the degree to which “pre-incentive fee net investment income”, which reflects net income, exceeds the hurdle rate. This metric does not take into account declines in net asset value including through realized or unrealized capital losses. Accordingly, the value of the Fund’s portfolio could decline or an investor could suffer losses through a decline in the value of assets or a loss on the sale of assets while the Fund still generates sufficient income to pay an incentive fee.

Page 58 — Repurchase Offers Risks

25. Comment: As part of this risk disclosure, please disclose:

a.	the effect that share repurchase offers and related financings might have on portfolio turnover; and

b.

the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date, if the Fund has invested all or a portion of its portfolio in foreign markets. See Guide 2 to Form N-2.

Response: The disclosure has been revised accordingly.

Page 64 — Investment Personnel

26.

Comment: Please state that the SAI provides additional information about portfolio manager compensation, other accounts managed and the portfolio managers’ ownership of securities in the Fund. See Item 9.1.c of Form N-2.

Response: The disclosure has been revised accordingly.

Page 65 — Administrative Services

27.	Comment: Please disclose the compensation to be paid to the Administrator. See Item 9.1.d of Form N-2.

Response: The disclosure has been revised to more specifically describe the compensation to be paid.

Page 86 — Notice to Shareholders

28.

Comment: Please supplementally explain to the Staff how the “Shareholder Notification” discussed in this section differs from the “Repurchase Offer Notice” discussed on page 12 and in the third paragraph on this page 86.

Response: The disclosure has been revised to replace “Shareholder Notification” with the defined term “Repurchase Offer Notice” in all instances.

Page 88 — Preferred Shares and Other Securities

29.	Comment: Please disclose any limitations with respect to future payment of dividends if payment of current dividends is past due. See Item 10.1.b. of Form N-2.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that, consistent with the requirements of the 1940 Act, the Fund will disclose any such limitations if preferred stock of the Fund is issued. The Fund does not currently have preferred stock and does not presently anticipate issuing preferred stock.

Page 102 — PLAN OF DISTRIBUTION

30.	Comment: Please disclose any material relationship between the Distributor and the Fund and the amount of securities underwritten. See Item 5.1.b-c of Form N-2.

Response: The disclosure has been revised accordingly.

31.

Comment: If the underwriting agreement provides for indemnification of the Distributor by the Fund against liability arising under the 1933 Act or 1940 Act, please briefly describe such provisions. See Item 5.4 of Form N-2.

Response: As of the date of this letter, the Fund has not yet entered into an underwriting agreement with the Distributor. The Fund confirms, however, that to the extent such underwriting agreement, when entered into, contains any such indemnification provisions, they will be disclosed in the prospectus prior to the effectiveness of the Registration Statement.

Page 107 — Dividend Reinvestment Plan

32.

Comment: Please disclose, if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. See Item 10.1.e of Form N-2.

Response: The Fund notes that this comment is not applicable.

Back Cover

33.	Comment: Please include the disclosure required by Rule 481(e) regarding prospectus delivery obligations or explain why such disclosure is not required.

Response: The Fund confirms that the disclosure required by Rule 481(e) is not applicable to this offering.

STATEMENT OF ADDITIONAL INFORMATION

Page B-9 — Involuntary Repurchases and Mandatory Redemptions

34.

Comment: The final bullet point on this page states that the Fund may redeem Shareholders out of the Fund involuntarily when “it would be in the best interests of the Fund to repurchase or redeem Shares.” Please revise this language to state that involuntary redemptions will be conducted consistent with Rule 23c-2.

Response: The Fund respectfully notes that the introductory paragraph to this section expressly states that any involuntary repurchases will be made in a manner consistent with Rule 23c-2. Accordingly, the Fund does not believe that any further revisions to the disclosure are warranted.

Page B-10 — FUNDAMENTAL INVESTMENT RESTRICTIONS

35.	Comment: Please add disclosure to this section explaining what a fundamental investment policy is (i.e., a policy that cannot be changed without a vote of the majority of outstanding shares).

Response: The disclosure has been revised accordingly.

Page B-13 — Board Structure and Role of the Board in Risk Oversight

36.

Comment: The second paragraph of this section refers to three standing committees. However, the “Committees of the Board” section discusses only an audit committee. Please add disclosure discussing the remaining committees or revise the number of committees disclosed, as appropriate.

Response: The disclosure has been revised accordingly.

Page B-14 — Trustee Beneficial Ownership of Shares

37.

Comment: Please add a column to the table in this section reflecting the “Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustees in the Family of Investment Companies.” See Item 18.7.b of Form N-2.

Response: The disclosure has been revised accordingly.

Page B-14 — Compensation of Trustees

38.	Comment: Please add a column to the table in this section reflecting “Total Compensation from Fund and Fund Complex Paid to Trustees.” See Item 18.13.a of Form N-2.

Response: The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600.

Sincerely,

/s/ Jonathan Gaines
Jonathan Gaines

cc:	John C. Lee, Branch Chief, U.S. Securities and Exchange Commission

Christian T. Sandoe, Assistant Director, U.S. Securities and Exchange Commission

Joseph Benedetti, Fidelity Diversifying Solutions LLC

Christina Zervoudakis, Fidelity Diversifying Solutions LLC